Exhibit 3.12

AMENDMENT NO. 3
TO
THE BYLAWS OF
ADCARE HEALTH SYSTEMS, INC.

I, the undersigned, do hereby certify:

1.	I am a duly elected, qualified and acting officer of AdCare Health Systems, Inc., a Georgia corporation (the “Corporation”).

2.
The amendment to the Corporation’s Bylaws (the “Bylaws”) provided for herein was adopted by the Corporation’s Board of Directors (the “Board”) on April 2, 2017 in accordance with the authority provided to the Board in Article V of the Corporation’s Articles of Incorporation and Article XI of the Bylaws.

3.	The first sentence of Article III, Section 3.06 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“The Board of Directors by resolution may create one or more committees and appoint one or more members of the Board of Directors to serve on such committees at the discretion of the Board of Directors.”

* * * * *
IN WITNESS WHEREOF, I have hereunto subscribed my name this 2nd day of April 2017.

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